Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc, Actavis, Inc.
(Commission File No.: 000-53772, 001-13305)

WHAT's NEW

Paul Bisaro,
President and CEO

Fred Wilkinson,
President, Actavis Specialty Brands

Actavis Senior Management Teams Host Employee Town Halls

Actavis is committed to ongoing employee communications and we will communicate as much information to employees as is possible under the Irish Takeover Rules, which govern the proposed transaction.

Bob Stewart,
President, Global Operations

Following the May 20th announcement, several members of Actavis' senior management team, including Paul Bisaro, President and CEO; Fred Wilkinson, President, Actavis Specialty Brands; and Bob Stewart, President, Global Operations, visited Warner Chilcott employees in Rockaway, New Jersey, USA; Fajardo and Manati, Puerto Rico; Dublin and Dundalk, Ireland; Larne, Northern Ireland; and Weiterstadt, Germany.

Additionally, Actavis facility and functional managers hosted employee Town Hall meetings and conference calls throughout the Actavis organization to engage employees around the many benefits of the proposed combination.

Integration Planning Activities Underway

Following the announcement, Actavis and Warner Chilcott executive leadership teams have focused their attention on developing the strategic integration plans that will guide the combination of our two companies. Individuals from across various disciplines in both companies have already begun integration planning efforts, which will be directed by the Actavis Specialty Brands management team. In this initial phase, teams will develop a strategy to build a better company by focusing on the best people, practices and procedures from both companies. In the coming weeks, additional Actavis and Warner Chilcott employees will be added to the teams as the integration plan evolves to define the specific activities that will bring our two companies together quickly and smoothly following the expected close of the transaction later this year.

WHAT's NEXT

Government Review Processes Initiated

The proposed acquisition is subject to certain legal and regulatory approvals, including in the U.S. and Ireland. In the U.S., the transaction must clear the Hart-Scott-Rodino Antitrust Improvements Act review by the U.S. Federal Trade Commission and Department of Justice. The Hart-Scott-Rodino Antitrust Improvements Act ensures that potential mergers do not adversely affect U.S. commerce under the antitrust laws. In Ireland, the transaction must be approved by the Irish High Court. Teams from both Actavis and Warner Chilcott have completed the initial filings and continue to work with the various governments to supply required additional documentation and to address any inquiries. We anticipate approvals from various governmental agencies and regulators as we work to close the transaction later this year.

Shareholder Vote Expected in 3rd Quarter

The transaction must be approved by both companies' shareholders. Special meetings of the shareholders of both companies are expected to occur late in the 3rd quarter of this year.

Ongoing Communications

The management teams from both companies are committed to communicating with employees. We will continue to inform you about the progress of the transaction as well as the evolving integration planning activities. Additionally, employees are encouraged to learn more about both Actavis and Warner Chilcott by visiting the company web pages at www.Actavis.com and www.WCRX.com. Additionally, Warner Chilcott employees wishing to learn more about Actavis' culture and employee life can visit www.OurWinningWay.com.

"Generic drug maker Actavis' proposed $8.5 billion acquisition of Warner Chilcott is just what the doctor ordered. The combination looks like a winning one... " - Barrons

Q&A

Following the announcement of the proposed combination of Actavis and Warner Chilcott, town hall meetings were held with thousands of Actavis and Warner Chilcott employees around the world. Many questions about the proposed combination were asked. In this, and subsequent issues of Integration Update: Actavis + Warner Chilcott, we are committed to providing answers to the many questions raised by members of both teams.

What will be the name of the new, combined Actavis + Warner Chilcott company?

While both companies have strong reputations with their respective stakeholders, Actavis and Warner Chilcott will be combined under a new company expected to be called Actavis plc ("New Actavis") or a variant thereof, incorporated in Ireland. New Actavis is expected to trade on the New York Stock Exchange under the current ticker symbol "ACT."

Will there be employee layoffs as a result of this acquisition?

We appreciate that any acquisition creates feelings of uncertainty and that this transaction will inevitably bring some change to our combined organization, which could potentially impact Actavis and Warner Chilcott employees. The ongoing integration planning process is focused on bringing forward the best people and processes from each company to build a better, stronger company. Following the closing, Actavis is committed to communicating what, if any, impact integration may have on individual positions or operations.

What do you expect of employees – Actavis and Warner Chilcott – during the period between announcement and closing?

The employees of each company must focus on business as usual, to ensure that we do not lose momentum during the period between the announcement of this acquisition offer and the closing of the transaction. During this period between announcement and closing, some employees may be asked to participate on the teams that will support the integration planning process. Actavis and Warner Chilcott employees should continue to look at the news of this acquisition as an exciting opportunity to expand our capabilities and products and accelerate our growth.

What happens if the deal does not close? What happens if one of the regulatory authorities does not approve the deal?

Both companies, as part of the due diligence process prior to the announcement, have assessed the potential risks that could prevent successful completion of the transaction. We are confident that the acquisition represents a business combination that is in the best interests of consumers around the world, the shareholders of the respective companies and our global employees, and meets all legal and regulatory requirements for successful completion.

Who will run the combined company?

The combined company will be managed by Actavis. It would be premature to speculate on the details of the day-to-day management of the combined organization, as the integration planning process is in the early stages.

More details of organizational structure will be disclosed following successful completion of the transaction and as part of the subsequent integration of the two organizations. Actavis' management team is committed to working with the Warner Chilcott management team to ensure that the combined organization benefits from the employee expertise of both companies.

Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this announcement relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Actavis accept responsibility for the information contained in this announcement other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to clients of Deutsche Bank and for providing advice in relation to the Acquisition, the contents of this announcement or any transaction or arrangement referred to herein.

BofA Merrill Lynch and Greenhill & Co. are acting exclusively for Actavis and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or Greenhill & Co., respectively, and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this announcement or any transaction or arrangement referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the "Irish Takeover Rules"), if any person is, or becomes, 'interested' (directly or indirectly) in, 1% or more of any class of 'relevant securities' of Warner Chilcott or Actavis, all 'dealings' in any 'relevant securities' of Warner Chilcott or Actavis (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by not later than 3:30 p.m. (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the 'offer period' otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an 'interest' in 'relevant securities' of Warner Chilcott or Actavis, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all 'dealings' in 'relevant securities' of Warner Chilcott by Actavis or 'relevant securities' of Actavis by Warner Chilcott, or by any of their respective 'associates' must also be disclosed by no later than 12 noon (Dublin time) on the 'business' day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, can be found on the Irish Takeover Panel's website at www.irishtakeoverpanel.ie.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel's website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Actavis or Warner Chilcott or New Actavis as appropriate. No statement in this announcement constitutes an asset valuation.

General

This publication should be read in conjunction with the full text of the Rule 2.5 Announcement issued by Actavis and Warner Chilcott on May 20, 2013. Appendix I to the Rule 2.5 Announcement contains further details of the sources of information and bases of calculations set out in the Rule 2.5 Announcement; Appendix II to the Rule 2.5 Announcement contains definitions of certain expressions used in this release and in the Rule 2.5 Announcement; Appendix III to the Rule 2.5 Announcement contains the Conditions of the Acquisition and the Scheme; and Appendix IV sets out the reports from PricewaterhouseCoopers and Greenhill & Co. and Bank of America Merrill Lynch in respect of certain merger benefit statements made in the Rule 2.5 Announcement.

The release, publication or distribution of this publication in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Actavis Shareholders and Warner Chilcott Shareholders are advised to read carefully the formal documentation in relation to the proposed transaction once the Scheme Circular has been dispatched.

The Rule 2.5 announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules. Pursuant to Rule 2.6(c) of the Irish Takeover Rules, the Rule 2.5 Announcement will be available to Actavis employees on Actavis' website (www.actavis.com) and Warner Chilcott employees on Warner Chilcott's website (www.wcrx.com).

Actavis Global Headquarters
Actavis, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054 USA

Warner Chilcott Corporate Headquarters
1 Grand Canal Square, Docklands
Dublin 2,
Ireland

NYSE:ACT www.actavis.com
NASDAQ:WCRX www.wcrx.com

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Actavis Limited, a private limited company organized under the laws of Ireland (“New Actavis”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Warner Chilcott and Actavis that also constitutes a preliminary prospectus of New Actavis.  The registration statement has not been declared effective by the SEC.  After the registration statement has been declared effective, each of Actavis and Warner Chilcott will mail to its stockholders or shareholders a definitive proxy statement/prospectus.  In addition, each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis may be obtained free of charge on Actavis’s internet website at www.actavis.com or by contacting Actavis’s Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott may be obtained free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual general meeting of shareholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K that were filed with the SEC on May 2, 2013 and May 8, 2013.  Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and its Current Reports on Form 8-K that were filed with the SEC on January 29, 2013 and May 13, 2013.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus filed with the SEC and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications.  We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results or other nonhistorical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Warner Chilcott’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Warner Chilcott acquisition; subsequent integration of the Warner Chilcott acquisition and the ability to recognize the anticipated synergies and benefits of the Warner Chilcott acquisition; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition) on a timely basis and on reasonable terms; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Warner Chilcott’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the SEC including but not limited to Actavis’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Actavis’ Annual Report on Form 10-K for the year ended December 31, 2012, as well as the Form S-4. Except as expressly required by law, Actavis disclaims any intent or obligation to update these forward-looking statements.